SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Kiniksa Pharmaceuticals, Ltd.

Name of Issuer

Class A Common Shares

Title of Class of Securities

G5269C101

CUSIP Number

July 11, 2018

Date of Event That Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ____G5269C101____	13G	Page 2 of 5 Pages
1		NAME OF REPORTING PERSON: Robert Desnick
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 534,295
	6	SHARED VOTING POWER 398,556
	7	SOLE DISPOSITIVE POWER 534,295
	8	SHARED DISPOSITIVE POWER 398,556
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 932,851
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12		TYPE OF REPORTING PERSON IN

Page    3    of    5    Pages

Item 1.

(a)	Name of Issuer

Kiniksa Pharmaceuticals, Ltd.

(b)	Address of Issuer’s Principal Executive Offices

100 Hayden Ave.

Lexington, MA 02421

Item 2.

(a)	Name of Person Filing.

Robert Desnick

(b)	Address of Principal Business Office or, if none, Residence.

170 E. 93rd St.

New York, NY 10128

(c)	Citizenship.

US Citizen

(d)	Title of Class of Securities.

Class A Common Shares

(e)	CUSIP Number.

G5269C101

Item 3.	Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: As of July 16, 2018, Desnick / Herzig 2012 GST Trust UAD 10/23/12 (the “Trust”) beneficially owns 398,556 Class A common shares of the Issuer. As of July 16, 2018, Robert Desnick Roth IRA (the “Desnick Roth IRA”) beneficially owns 292,984 Class A common shares of the Issuer, which includes 214,101 Class B common shares of the Issuer that are convertible into Class A common shares at any time at the option of the holder, with prior notice to the Company, on a one-for-one basis. As of July 16, 2018, Dr. Robert Desnick beneficially owns 241,311 Class A common shares of the Issuer, which includes options exercisable within 60 days following July 16, 2018 to purchase 3,659 Class A common shares of the Issuer.

Page    4    of    5   Pages

Dr. Desnick has sole voting and dispositive control over the shares held by the Desnick Roth IRA. Dr. Edward Schuchman is the trustee of the Trust. However, Dr. Desnick also may direct the voting and disposition of the shares of the Issuer held by the Trust.

Accordingly, as of July 16, 2018, Dr. Desnick may be deemed to the beneficial owner of 932,851 Class A common shares of the Issuer.

(b)	Percent of class: Based on the Issuer’s prospectus dated May 23, 2018 (SEC File No. 333-224488) and a press release by the Issuer on June 25, 2018, the reporting person believes that the Issuer has 15,754,771 Class A common shares issued and outstanding. As of July 16, 2018, Dr. Desnick may be deemed to the beneficial owner of 932,851 Class A common shares of the Issuer, or 5.8% of such class.

(c)	Number of shares as to which the reporting persons have:

(i)	Sole power to vote or to direct the vote: 534,295 Class A common shares

(ii)	Shared power to vote or to direct the vote: 398,556 Class A common shares

(iii)	Sole power to dispose or to direct the disposition of: 534,295 Class A common shares

(iv)	Shared power to dispose or to direct the disposition of: 398,556 Class A common shares

Item 5.	Ownership of Five Percent or less of a Class. Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2018	/s/ Robert Desnick
Robert Desnick